To our stockholders, customers, and employees For more than 67 years, Simpson Strong-Tie has dedicated itself to our company mission of helping people design and build safer, stronger structures. 2 Simpson Manufacturing Co., Inc.

This mission aligns with our strong business model, which is anchored in values of innovation, quality, service and community. The model comprises several enduring commitments: to a diverse and growing portfolio of product and software solutions; to strong, longstanding relationships with our customers and partners; to rigorous research, innovation and testing; to best-in-class field support, expertise and customer training; to industry- leading product availability and delivery; and to supporting and developing the construction industry and our communities. This approach drives our business growth and continues to cement our market leadership position. Commitments must inspire action to be effective, and none of our achievements would have been possible without the passion, creativity and initiative of our world-class employees. Our people are truly the “secret sauce” of our success. Financial and Operational Execution Despite a lower number of housing starts across the US, our industry position and growth strategies continued to deliver above-market growth and strong profitability in 2023, with $2.2 billion in annual net sales, a 21.5% operating income margin and $8.26 of earnings per diluted share. These sales achievements were reflected in share gains across all our product lines and end markets. The ongoing integration of ETANCO — along with their consistently high performance — has strengthened our European operations and improved our competitive position there. We continue to actively pursue the Company Ambitions we unveiled in 2021: 1. Strengthening our values-based culture 2. Being the partner of choice 3. Being an innovative leader in the markets where we operate 4. Above-market growth relative to US housing starts 5. Operating income margin within the top quartile of our proxy peers 6. Integrating ETANCO and returning our return on invested capital (ROIC)1 to be within the top quartile of our proxy peers In addition to advancing our financial ambitions as reflected in our strong performance, we launched more products in 2023 than ever before. This demonstrates our commitment to innovation and our dedication to meeting customer needs as they evolve across our five end-use markets. To achieve our ambition to be the partner of choice, for which we were rewarded with multiple supplier-of-the-year awards, we opened several new warehouse, training and distribution hubs in the US, greatly expanding the range of products available for next-day delivery. Most vitally, we’ve continued to strengthen our values-based company culture by expanding employee development and recognition efforts, further engaging the next level of leadership and finding more ways to have consistent, transparent communication with all employees. Capital Investments, Stockholder Value We generated cash flow from operations of $427.0 million in 2023, enabling significant investments to boost efficiencies, drive productivity, expand our salesforce and enhance our service levels in support of continued growth. Additionally, we are expanding our branch in Columbus, Ohio, and are in the early construction phases with a new fastener manufacturing facility in Gallatin, Tennessee. We’ve also utilized cash flow to continue repaying debt incurred for the ETANCO acquisition. Our robust cash flow further enables us to continue returning capital to 2023 Annual Report 3

“ Three of the core Company Values we inherited from our founder, Barclay Simpson, are Everybody Matters, Enable Growth and Give Back. We take these principles seriously.” stockholders via $45.5 million in quarterly cash dividends and the repurchase of $50 million of common stock in 2023. Over the past three years, we’ve paid $130.7 million in dividends and repurchased $152.7 million of our common stock, resulting in approximately 36.2% of free cash flow returned to our stockholders. Further, our solid operational execution and returns to stockholders helped us achieve a strong ROIC(1) of 17.2% for the 2023 fiscal year. Board of Directors Transition There will be a transition on our Board of Directors during 2024, as two members, Jennifer Chatman and Robin MacGillivray, will retire after 20 years of service. We thank them for their insight and commitment, and wish them the best in their ensuing chapters. In anticipation of their retirement, we welcomed Chau Banks and Felica Coney to our board in 2023. Building a Healthy, Equitable and Sustainable Future Three of the core Company Values we inherited from our founder, Barclay Simpson, are Everybody Matters, Enable Growth and Give Back. We take these principles seriously. We strive to ensure our business culture and practices promote health and safety; diversity, equity, and inclusion (DEI); and a rewarding work environment for our employees across the globe. The chief public measure of these commitments is our Environmental, Social, and Governance (ESG) Report, published annually since 2021 with new goals and metrics accompanied by a new microsite in 2023. Beyond the report, we’ve adopted an explicit and comprehensive company Environmental, Health, and Safety policy. We’ve also developed a competency program to provide resources for employees interested in advancing their careers with the company. Additionally, we work to strengthen the social and economic future by supporting efforts to train and develop new generations of workers in the construction trades, through our partnership with Building Talent Foundation, Habitat for Humanity and other organizations. On behalf of everyone at Simpson Manufacturing, we thank all our loyal customers, employees, suppliers and stockholders for your enduring support. Sincerely, Michael L. Olosky President and Chief Executive Officer James Andrasick Non-Executive Chairman of the Board of Directors 1. When referred to above, the Company’s return on invested capital (ROIC) for a fiscal year is calculated based on (i) the net income of that year, as presented in the Company’s consolidated statements of operations prepared pursuant to generally accepted accounting principles (GAAP) in the US, as divided by (ii) the average of the sum of total stockholders’ equity and total long-term debt at the beginning of and at the end of such year, as presented in the Company’s consolidated balance sheets prepared pursuant to GAAP for that applicable year. As such, the Company’s ROIC, a ratio or statistical measure, is calculated using exclusively GAAP financial measures. 4 Simpson Manufacturing Co., Inc.

Financial Highlights 2023 2022 % Change 2023 Capital Allocation Dollars in thousands Net Sales $2,213,803 $2,116,087 4.6% Income from Operations $475,149 $459,067 3.5% Net Income $353,987 $333,995 6.0% Diluted Earnings per Share $8.26 $7.76 6.4% Total Assets $2,704,724 $2,503,971 8.0% Stockholders’ Equity $1,679,746 $1,413,379 18.8% Common Shares Outstanding 42,323 42,560 (0.6)% Number of Employees 5,497 5,153 6.6% Dollars in thousands except per-share amounts. Earnings per share $2.98 $4.27 $6.12 $7.76 $8.26 2019 2020 2021 2022 2023 $— $2.00 $4.00 $6.00 $8.00 $10.00 Dividends per share 0.91 0.93 0.98 1.03 1.07 2019 2020 2021 2022 2023 — 0.20 0.40 0.60 0.80 1.00 1.20 1.40 Net Sales and Stockholder’s Equity 2019 2020 2021 2022 2023 — 500,000 1,000,000 1,500,000 2,000,000 2,500,000 n Net Sales n Stockholder’s Equity 2023 Annual Report 5

Expansive Solutions Simpson Strong-Tie is committed to providing complete solutions for the customers we serve in the construction industry. We offer an increasingly diverse portfolio of products, software and service in five key markets —  residential, commercial, original equipment manufacturing (OEM), national retail and component manufacturers. Many of these products are fully integrated with design and specification tools we’ve developed for a wide range of applications. Strategic business acquisitions and industry alliances also allow us to broaden our product offering and support more customers across North America, Europe and other regions of the world. All of these growth initiatives work toward fulfilling our company mission: We provide solutions that help people design and build safer, stronger structures. The first full year after acquiring ETANCO has shown continued growth. The acquisition included Friulsider, an Italy-based company that provides anchors, screws, bolts and other fastener solutions, which has helped to expand our presence across Europe. 6 Simpson Manufacturing Co., Inc.

We continue to broaden our range of solutions for all customers, including providing them with technology and equipment. Our new EasyFrame automated marking and cutting system helps lumberyards and component manufacturers with their operations and productivity while also helping to solve challenges posed by the industry labor shortage. Mass timber construction also saw upward momentum in 2023. Cross-laminated timber and structural solutions developed by Simpson Strong-Tie were used to build the 85,500-square-foot Founders Hall at the University of Washington. 2023 Annual Report 7

As part of our ongoing commitment to research and testing, we collaborated with eight universities in the NHERI TallWood Project. Touted as the tallest wood structure ever tested on an earthquake shake table, a full-scale, 10-story mass timber building was subjected to more than 100 seismic tests. Simpson Strong-Tie connectors and fasteners were used throughout the project along with a new, lateral rocking wall system that was designed to minimize damage and be quickly repairable after earthquakes. We launched over 50 new products in 2023, representing an increase of approximately 25 percent over the previous year. Perpetual Innovation In our ongoing drive to progress and address customer needs, Simpson Strong-Tie remains dedicated to research and innovation. Our solutions are shaped by a product development team with hundreds of engineers who conduct rigorous, real-world testing at nine laboratories. We also collaborate with academic institutions and other industry partners to advance the entire construction business. These efforts result in proven solutions, new productivity tools, smart design software and strategic service enhancements that enable us to continue supporting customers holistically while propelling our overall growth. 8 Simpson Manufacturing Co., Inc.

In July, we expanded our line of concrete products with our AT-3G™ all-weather hybrid-acrylic anchoring adhesive. It’s engineered to deliver a faster-curing, high- strength bond for cracked and uncracked concrete. Continuing our push into collaborative software, the latest from Pipeline™ delivers a cloud- based material management and dynamic estimating software solution that helps builders automate and manage their preconstruction workflows. By capturing elevation/ option combinations, the tool allows users to create both master and site- specific bills of materials with integration to back-office systems. 2023 Annual Report 9

Signifying our focus on dealer service and support, two regional leaders joined the Simpson Strong-Tie family in 2023. Combined, these dealers operate more than 22 lumberyards across six states. This fall, we opened three warehouse facilities in Seattle, Denver and Salt Lake City, adding 230,000 square feet of inventory space and strengthening our US supply chain by significantly expanding the range of products available for next-day delivery in these regions. 230K Square footage added to inventory space 10 Simpson Manufacturing Co., Inc.

As part of Lowe’s 2023 Vendor Partner of the Year awards, Simpson Strong-Tie was honored to be named a divisional winner in the building products category. This was one of several awards the company received from our customers for exceptional service. Immersive Service The service we provide to engineers, builders, distributors, retailers, contractors and DIYers is a key component of the success they achieve using our products. As reliable as the solutions they develop, the people of Simpson Strong-Tie are known throughout the industry for delivering product and technical expertise whenever and wherever it is needed. Field support, advanced digital tools and certified training make it easy for customers to specify, buy and install our products. In addition to our field and inside sales representatives, we support customers with numerous training workshops each year. Our service ethic also extends to ensuring dependable product availability. Multiple, shorter distribution channels across the country allow us to supply products directly to customers with greater speed and efficiency. Simpson Manufacturing Co., Inc. 11

Enduring Relationships Through almost seven decades in the industry, we’ve committed ourselves to building strong, lasting relationships based on the quality of our products, our tireless customer service, and our innovative problem-solving. We work closely with architects, structural engineers, builders, contractors, building officials, lumberyards, suppliers and academic researchers to help the industry design and build stronger, safer structures and improve construction practices. These connections nourish and strengthen us — by sharing our expertise with industry partners, we also continue to learn and benefit from them. We remain the leading provider of code-listed structural products to the construction industry. Our customers include almost all the top builders in the US, ensuring that our solutions are a part of virtually every new housing start. 12 Simpson Manufacturing Co., Inc.

Frequent communication and engagement are a vital part of building and maintaining relationships. In 2023, we met and trained more than 15,000 engineers, contractors and other construction professionals, adding value to their business while forging stronger ties to ours. 15K Industry professionals trained Our relationships with our largest retail customers — including many of the most-recognized names in the industry — have flourished and grown for more than 30 years, extending our brand presence and strengthening our market position. Simpson Manufacturing Co., Inc. 13

In 2023, we renewed our strategic alliance with Building Talent Foundation to help educate, train and develop young people looking at careers in the construction trades, pledging another $900,000 to the foundation over the next three years. Uplifting Outreach One of our nine company values that was particularly dear to our founder and that remains so to our employees is number 8, “Give Back.” Barc Simpson was a dedicated philanthropist, and he inspired us to see ourselves as part of a larger community. Housing and the industry that provides it are a major focus of our giving. We have a deep commitment to education in the building trades, and we partner closely with organizations and customers that provide training and career opportunities to attract more people to the industry and alleviate labor shortages. We donate more than a million dollars in money and products each year as well as hundreds of volunteer hours. $900K Pledged to Building Talent Foundation 14 Simpson Manufacturing Co., Inc.

In the wake of the catastrophic wildfires in Maui, we donated $100,000 to the Red Cross and dedicated our annual employee Do What You Can Day to assembling disaster relief packages for those affected by the fires. In June, we joined forces with KB Home, the sixth-largest US builder, and Sleep in Heavenly Peace, a nonprofit dedicated to building beds for children in need. In one day, 65 volunteers from the three organizations built 100 beds for underserved families in Phoenix, Arizona. For six weeks this summer, we created a social media campaign, Building It Forward, to support Habitat for Humanity. For every project photo submitted on Instagram showcasing Simpson Strong-Tie products, the company donated $250 to Habitat for Humanity International, up to $25,000. Simpson Manufacturing Co., Inc. 15

16 Simpson Manufacturing Co., Inc.

Current Officers

Michael Olosky
President and Chief Executive Officer

Brian Magstadt
Chief Financial Officer and Treasurer

Michael Andersen
Executive Vice President, Europe Simpson Strong-Tie Switzerland GmbH

Phil Burton
Executive Vice President, North America Simpson Strong-Tie Company, Inc.

Roger Dankel
Executive Vice President, North American Sales Simpson Strong-Tie Company Inc.

Jeremy Gilstrap
Executive Vice President, Innovation Simpson Strong-Tie Company, Inc.

Jennifer Lutz
Executive Vice President, Human Resources Simpson Strong-Tie Company, Inc.

Cassandra Payton
Executive Vice President, General Counsel

Current Board of Directors

James Andrasick[1,2,3,4]
Chairman (retired)
Matson Navigation

Chau Banks[1,2]
Chief Information and Data Officer
The Clorox Company

Jennifer Chatman[2,4]
Paul J. Cortese
Distinguished Professor of Management
Haas School of Business,
University of California, Berkeley

Felica Coney[1,3]
Vice President, Global Serve Operations
Google, Inc.

Gary Cusumano[2,3]
Chairman (retired)
The Newhall Land and Farming Company

Philip Donaldson[1,3]
Executive Vice President and Chief Financial Officer
Andersen Corporation

Celeste Volz Ford[1,3]
Board Chair
Stellar Solutions, Inc.

Kenneth Knight[1,4]
Chief Executive Officer
Invitae Corporation

Robin Greenway MacGillivray[2,4]
Senior Vice President (retired)
One AT&T Integration — AT&T

Michael Olosky[3]
President and Chief Executive Officer
Simpson Manufacturing Co., Inc.

1. Member of Audit and Finance Committee
2. Member of Compensation and Leadership Development Committee
3. Member of Corporate Strategy and Acquisitions Committee
4. Member of Nominating and ESG Committee

Annual Meeting
The annual meeting of stockholders will take place at 10:00 a.m., Pacific Daylight Time, on Wednesday, May 1, 2024, virtually via live webcast at virtualshareholdermeeting.com/SSD2024.

Stock Listing
Simpson Manufacturing Co., Inc.'s (the "Company's") common stock is traded on the New York Stock Exchange under the ticker "SSD."

Quarterly Stock Data
The table below shows the per-share closing price range of the Company's common stock for the last two years as quoted on the New York Stock Exchange.

Form 10-K
The Company's annual report on Form 10-K (which is available in a separate report) and its quarterly and current reports on Forms 10-Q and 8-K are filed with the Securities and Exchange Commission and are available upon request. These reports can also be accessed on the Company's website at ir.simpsonmfg.com.

Investor Relations
ADDO Investor Relations
Investor.relations@strongtie.com
(310) 829-5400
For an investor information package, please call (925) 560-9097.

Transfer Agent & Registrar
Computershare Trust Company N.A.
P.O. Box 30170, College Station,
Texas 77842
For stockholder inquiries, please call (877) 282-1168.
computershare.com

Independent Registered Public Accountants
Grant Thornton LLP
101 California Street, Suite 2700, San Francisco, CA 94111

	2023			2022		
	High	Low	Close	High	Low	Close
Q1	$114.34	$91.42	$109.64	$135.76	$108.97	$109.04
Q2	$139.63	$103.59	$138.50	$112.44	$88.72	$100.61
Q3	$163.42	$133.27	$149.81	$109.02	$77.01	$78.40
Q4	$200.91	$125.92	$197.98	$95.75	$76.43	$88.66